UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard E. Marriott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,609,207
	6.	SHARED VOTING POWER 340,416
	7.	SOLE DISPOSITIVE POWER 1,609,207
	8.	SHARED DISPOSITIVE POWER 340,416

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,949,623
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (see Item 4(b) below)
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 57164Y107	13G	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer Marriott Vacations Worldwide Corporation

(b)	Address of Issuer’s Principal Executive Offices 6649 Westwood Boulevard Orlando, Florida 32821

Item 2.

(a)	Name of Person Filing Richard E. Marriott

(b)	Address of the Principal Office or, if None, Residence c/o Host Hotels & Resorts, Inc. 10400 Fernwood Road Bethesda, Maryland 20817

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 57164Y107

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 57164Y107	13G	Page 3 of 4 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,949,623 shares (see Item 6 below)

(b)

Percent of class:

Approximately 7.4% (based on the 26,494,634 shares of common stock outstanding as of October 27, 2017, as reported on the cover page of the Form 10-Q for the quarter ended September 30, 2017 filed by Marriott Vacations Worldwide Corporation)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 1,609,207

	(ii)	Shared power to vote or to direct the vote: 340,416

	(iii)	Sole power to dispose or to direct the disposition of: 1,609,207

	(iv)	Shared power to dispose or to direct the disposition of: 340,416

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Richard E. Marriott has sole investment and voting power over the following: (a) 1,607,507 shares held in several trusts for which Richard E. Marriott serves as sole trustee; and (b) 1,700 shares held by a trust established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as sole trustee. Richard E. Marriott shares investment and voting control over the following: (a) 266,922 shares held by trusts for the benefit of the children of Richard E. Marriott and his brother, J.W. Marriott, Jr., for which Richard E. Marriott and J.W. Marriott, Jr. serve as co-trustees; (b) 28,326 shares owned by Richard E. Marriott’s spouse (Mr. Marriott disclaims beneficial ownership of these shares); and (c) 45,168 shares owned by a trust for the benefit of one of Richard E. Marriott’s children, for which his spouse serves as a co-trustee (Mr. Marriott disclaims beneficial ownership of these shares).

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

CUSIP No. 57164Y107	13G	Page 4 of 4 Pages

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018 Date

/s/ Richard E. Marriott Signature

Richard E. Marriott Name/Title